SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	787 SEVENTH AVENUE NEW YORK, NEW YORK 10019 TELEPHONE 212 839 5300 FACSIMILE 212 839 5599 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (212) 839-5458		WRITER’S E-MAIL ADDRESS mschmidtberger@sidley.com

August 5, 2005

Karen J. Garnett (Mail Stop 4561)

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	DB Commodity Index Tracking Fund
DB Commodity Index Tracking Master Fund
Pre-Effective Amendment No. 2 to Registration Statement, filed on August 5, 2005, File No. 333-125325

Dear Ms. Garnett:

Thank you for your comment letter of July 22, 2005 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement for DB Commodity Index Tracking Fund (the “Company”) and DB Commodity Index Tracking Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the registration statement.

General

1.	We note that the units will be sold at net asset value after the initial offering period has closed. Accordingly, please tell us how the offering will comply with Item 415(a)(4) of Regulation S-K, relating to at-the-market offerings.

Response:

The term “at the market offering” is defined in Rule 415(a)(4)(iv) under the Securities Act as “an offering of securities into an existing trading market for outstanding shares of the same class at other than a fixed price on or through the facilities of a national securities exchange or to or through a market maker

Ms. Karen J. Garnett

August 5, 2005

otherwise than on an exchange” (emphasis added). Authorized Participants may purchase Creation Baskets only at net asset value per Share, and net asset value per Share is calculated and fixed daily after the close of the Amex. Variations in the public offering price have no reference to the trading price of the Shares. Variations in the public offering price of the Shares will not be the result of variations in market price. Net asset value is the exclusive determinant in the price to the public. Net asset value effectively is a non-discretionary formula fixing the public offering price of the Shares on a daily basis. We respectfully submit that, because Shares will be sold at net asset value per Share, and net asset value per Share is fixed with respect to each issuance and sale of a Creation Basket, the offering of the Shares after the initial offering period is not being made “at other than a fixed price” and, consequently, the continuous offering of the Shares does not constitute an “at the market offering” within the meaning of Rule 415(a)(4)(iv). Furthermore, consistent with the foregoing, we note that iShares Comex Gold Trust (Registration No. 333-112589) and streetTRACKS Gold Shares (Registration No. 333-105202) issue shares on a continuous basis at net asset value per share pursuant to Rule 415 on the basis of an effective registration statement on Form S-1 that does not comply with the requirements of Rule 415(a)(4).

2.	If you believe the offering is not an at-the-market offering, and considering the role of the Authorized Purchasers as statutory underwriters, please provide a further analysis of why this offering should not be viewed as a delayed offering subject to the requirements of Item 415(a)(1)(x).

Response:

As discussed in our response to Comment No. 1 above, we are of the view that the offering is not an at the market offering within the meaning of Rule 415(a)(4)(iv). Consequently, because the offering is not subject to Rule 415(a)(4), it is not required to come within Rule 415(a)(1)(x). The Shares are eligible to be offered on a continuous basis pursuant to Rule 415(a)(1)(ix). Also, we note once more that iShares Comex Gold Trust and streetTRACKS Gold Shares issue shares on a continuous basis at net asset value per share pursuant to Rule 415 on the basis of an effective registration statement on Form S-1 that does not comply with the requirements of Rule 415(a)(4).

3.	We note the disclosure concerning your redemption program on page 31. Please provide us a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

Ms. Karen J. Garnett

August 5, 2005

Response:

The Company does not have a share redemption program. Baskets (consisting of 200,000 Shares) are redeemable at the option of an Authorized Participant (in a manner analogous to shares in an open-end investment company) as of noon New York time on the next business day immediately following the business day on which the Authorized Participant places a redemption order. Except under extraordinary circumstances as set forth in the prospectus, the Company is required to honor a valid and timely redemption request from any Authorized Participant. This redemption feature is readily distinguishable from an issuer self-tender offer in which the issuer offers to repurchase a number of its shares on particular terms and conditions, an offer which a shareholder may accept or reject in the shareholder’s discretion. Authorized Participants’ redemption rights are a key feature of the securities being offered and do not constitute a tender offer subject to Rule 13e-4 or Regulation 14E any more than the redemption rights of holders of shares in an open-end investment company. Similarly, public commodity pools, like the Company, typically offer redeemable securities without implicating the issuer self-tender offer rules. For an example of a registration statement recently declared effective in respect of a public commodity pool offering redeemable securities without implicating Rule 13e-4 or Regulation 14E, please see World Monitor Trust III (Registration No. 333-119612). Also, we note that iShares Comex Gold Trust and streetTRACKS Gold Shares issue similarly redeemable securities.

4.	Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

Response:

We will provide such materials under separate cover as they become available, and prior to use.

5.	Please revise to include a description of the securities being registered, as required by Item 9 of Form S-1.

Response:

We have made revisions in response to the foregoing comment. See page 40. We respectfully submit that the disclosure under the heading “Description of the Shares and the Master Fund Units; Certain Material Terms of the Trust Declarations,” as revised, is responsive to the requirements of Item 9 of Form S-1.

Ms. Karen J. Garnett

August 5, 2005

Prospectus Cover Page

6.	We note you use the term “Fund” as part of your name. Your use of this term may lead investors to believe that you are registered under the Investment Company Act of 1940, when, in fact, you are not. Please include disclosure on the cover page of the prospectus clarifying that you are not a mutual fund registered under the Investment Company Act of 1940. Refer to the instruction that accompanies Item 501(b)(1) of Regulation S-K.

Response:

We have revised the prospectus cover page to clarify that neither the Company nor the Master Fund is a mutual fund or any other type of investment company subject to regulation under the Investment Company Act of 1940. A risk factor to such effect is also set forth on page 19.

7.	The information on your cover page is dense and difficult to read. Please limit the disclosure to information required by Item 501 or that is key to an investment decision. For example, disclosure about the assets of the Master Fund is better suited for the prospectus summary and the body of the prospectus. In addition, please reduce your use of defined terms on the cover page and in the summary section. See our Plain English Handbook available at www.sec.gov.

Response:

We have revised the cover page, including to remove the referenced disclosure, in response to the foregoing comment.

8.	Please include a highlighted cross-reference to the risk factors section. Refer to Item 501(b)(5) of Regulation S-K.

Response:

We have included a highlighted cross-reference to the risk factors section in a manner consistent with Item 501(b)(5) of Regulation S-K.

9.	Please remove the last two sentences of the last bullet risk factor as they mitigate the disclosed risk.

Ms. Karen J. Garnett

August 5, 2005

Response:

We have removed the last two sentences of the last bullet risk factor.

10.	Please revise the table to provide separate disclosure for the minimum and maximum offering amounts. We note, for example, that the price to the public per share and the upfront selling commissions will change after the minimum number of shares is sold.

Response:

We respectfully submit that the table as presented is responsive to the requirements of Item 501(b)(3) of Regulation S-K and, in particular, Instruction No. 2 thereto. Because Shares will be offered in Baskets at net asset value per Share during the continuous offering period, and net asset value per share will fluctuate continuously, it is impracticable to state with specificity the price to the public or the net proceeds to the Company during the continuous offering period. For the foregoing reason, we have described in tabular format the information required by Item 501(b)(3) of Regulation S-K with respect to the initial offering period (which it is practicable to show with specificity) and have described the method by which the price is to be determined with respect to the continuous offering period (which is impracticable to show with specificity). Further, we respectfully submit that the table as presented conforms to custom and practice in connection with the initial offering of a public commodity pool on a minimum/maximum basis, followed by a continuous offering. We believe the staff’s acceptance of these customs and practices recognizes that, in the case of a pooled investment vehicle, in contrast to a company in the business of selling its goods or services, the differences in minimum and maximum offering amounts have no material effect on the business of the pooled investment vehicle. For an example of a registration statement recently declared effective in respect of an initial offering of a public commodity pool on a minimum/maximum basis, followed by a continuous offering, please see World Monitor Trust III.

11.	Please revise the cover page to state the amount of net proceeds you will receive in the offering based on the total minimum and total maximum amount of the offering. In addition, please tell us why stating the price at net asset value per share is sufficient to satisfy the disclosure requirements of Item 501(b)(3) of Regulation S-K.

Response:

We have revised the notes to the table with a view to adding clarity in this regard. Also, we respectfully submit that our response to Comment No. 10, above, is responsive to this comment also.

Ms. Karen J. Garnett

August 5, 2005

Summary

Risk Factors, page 1

12.	Please briefly describe the potential conflicts of interest between the Managing Owner, Commodity Brokers and the shareholders.

Response:

We have included a summary description of the potential conflicts of interest between the Managing Owner, the Commodity Broker and the shareholders under the “Summary – Risk Factors” section. See page 2.

Investment Objectives, page 2

13.	Please include a more detailed description of the Index. Also, please quantify the notional amounts of each Index Commodity currently included in the Index.

Response:

We have included a summary description of the Index in this section. See page 3. Among other disclosures regarding the Index, we have included in this section the Index Base Weights, which we expect will be responsive to your request with respect to the notional amounts of each Index Commodity currently included in the Index. As disclosed on page 3, the notional amounts of each Index Commodity currently included in the index is broadly in proportion to historical levels of the world’s production and supplies of the Index Commodities. We are of the view that the Index Base Weights provide more relevant and useful information to investors in this context than would the notional amount of each Index Commodity because the Index Base Weights show in a simpler and more accessible manner the relative weightings of the Index Commodities.

Shares Should Track Closely the Value of the Index, page 2

14.	Please disclose the method, if any, by which shareholders will be apprised of the per share net asset value.

Response:

The estimated net asset value of the Shares and the Company will be published once every fifteen seconds throughout each trading day on Reuters and Bloomberg and on Deutsche Bank’s website. The intraday estimated net asset

Ms. Karen J. Garnett

August 5, 2005

value of the Company and the intraday estimated net asset value per Share will be based on the prior day’s final net asset value, adjusted four times per minute throughout the day to reflect the continuous price changes of the Master Fund’s positions. The final daily net asset value of the Company and the final net asset value per Share will be calculated as of the closing time of the Amex or the last to close of the exchanges on which the Index Commodities are traded, whichever is later, and posted in the same manner. We have added this additional disclosure on pages 1, 4, 23 and 25-26.

The Commodity Brokers, page 3

15.	Please describe and quantify all fees payable to the commodity brokers and indicate the source of funds for payment of those fees. Provide similar disclosure regarding fees paid to the Distributor.

Response:

We have described and quantified all fees payable to the Commodity Broker and the Distributor, including the source of funds for payment of such fees. See pages 4-5 and 5-6.

Creation and Redemption, page 4

16.	Please revise to quantify the amount of transaction fee paid by the Authorized Participants in connection with each order to create or redeem a Basket of Shares. Also, please disclose the amount of transaction fee paid by the Fund to the Master Fund.

Response:

We have revised the “Summary — Creation and Redemption of Shares” section to disclose that Authorized Participants pay the Fund a transaction processing fee of $500 in connection with orders to create or redeem Baskets. See pages 6 and 37.

17.	We note disclosure stating that the Fund may sell the Master Fund Units to Authorized Participants; however, the next sentence states that the Master Fund will be wholly-owned by the Fund and the Managing Owner. Please reconcile these two statements.

Ms. Karen J. Garnett

August 5, 2005

Response:

We have deleted the disclosures stating that the Company may sell the Master Fund Units to Authorized Participants. The Master Fund will be wholly-owned by the Fund and the Managing Owner. See pages 6 and 35.

Segregated Accounts/Interest Income, page 6

18.	Please revise to state the basis for the estimated interest rate of 2.5%. Provide similar clarification in footnote (8) to the break-even table.

Response:

The revised estimated interest rate of 3.38% per annum is based on the current yield on 3-month U.S. Treasury bills. We have concluded that the current yield on 3-month U.S. Treasury bills is appropriate for this purpose in light of the Master Fund’s expectation that it will invest substantially all of its cash reserves in U.S. Treasury securities and other high credit quality short-term fixed income securities. We have amended the disclosure in the Summary under the heading “Segregated Accounts/Interest Income” and in footnote (8) to the break-even table to clarify this point.

Break Even Amounts, page 8

19.	We note your statement on page 7 that you expect investors to pay a customary commission of up to 3% in connection with their purchase of shares. However, we also note that you estimate that “all fees and expenses which are anticipated to be incurred by a new investor” during the continuous offering period as only 1.90% for purposes of calculating the break-even amount and the break-even table. Please resolve the inconsistency.

Response:

We have revised the disclosure to resolve the inconsistency. Please note that the brokerage commission in question is not charged by the Company or the Managing Owner. Rather, it is the customary commission charged by the investor’s own securities broker in connection with facilitating a transaction for a customer. Because the actual brokerage commission will vary from investor to investor, an exact number cannot be known and is not included. We have added language encouraging investors to investigate the terms of their brokerage account in order to ascertain the amount of any commission their broker will charge. See Prospectus Cover Page (Footnote *), pages 9 (Upfront Selling Commissions), 12 (Footnotes 3 and 10), 32 (Footnotes 3 and 10), 33 and 66.

Ms. Karen J. Garnett

August 5, 2005

20.	Please expand the disclosure and the tables on pages 9 and 28 to include line items for creation and redemption fees. We note the disclosure on page 33.

Response:

We respectfully submit that because the transaction fees associated with creations and redemptions (i) are de minimis in amount, (ii) are charged on a transaction-by-transaction basis (and not on a basket-by-basket basis), and (ii) are borne by the Authorized Participants (and not by the investors whom the break-even table is intended to inform), the inclusion of line items for creation and redemption fees in the break-even table would inhibit the clarity of the disclosure by adding misleading, irrelevant and/or immaterial information.

Also, please note that the Breakeven Table is prepared pursuant to and in compliance with the Part 4 Regulations of the Commodity Futures Trading Commission (the “CFTC”) and interpretations thereof by the National Futures Association and expenses not paid or payable out of the assets of the pool are not required by such rules and interpretations to be included therein.

The Risks You Face, page 12

21.	Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, many of the subheadings merely state a fact with no reference to the associated risk.

Response:

We have revised the subheadings in response to the foregoing comment. See pages 15, 16, 18, 19 and 21.

The Fund May Not Always be Able Exactly to Replicate . . . , page 13

22.	Please provide additional detail about how the Managing Owner determines the composition of the Index. In particular, please disclose whether this information is publicly available and, if not, whether the Managing Owner has a contractual right to receive the information.

Response:

Please note that the Managing Owner does not determine the composition of the Index. Responsibility for the composition of the Index resides with Deutsche Bank AG London, an affiliate of the Managing Owner. We refer you to the

Ms. Karen J. Garnett

August 5, 2005

disclosure on page 29 under the heading “Information Barriers between the Index Sponsor and the Managing Owner.” We respectfully submit that to add detail with regard to the methodology relating to the determination of the composition of the Index in this risk disclosure section would not advance an investor’s understanding of the risk being disclosed. A description of the Index and, in particular, the methodology for calculating the composition of the Index, is included in the body of the prospectus under the heading “Description of the Deutsche Bank Liquid Commodity Index – Excess Return” on pages 24-25, and the subheading “Index Composition” thereunder. A more detailed description of the Index is attached as Exhibit B to the Amended and Restated Declaration of Trust and Trust Agreement of the Master Fund (Exhibit 4.2). In light of the foregoing, we respectfully submit that the methodology for determining the composition of the Index is adequately disclosed in appropriate sections of the Prospectus.

Net Asset Value May Not Always Correspond to Market Price, page 12

23.	Please address the risk that redemptions may be made at a price higher than the current market price.

Response:

We have added disclosure to address the risk that redemptions may be made at a price higher or lower than the current market price. See page 15.

Price Volatility May Possibly Cause the Total Loss of Your Investment, page l4

24.	Please quantify the risk by disclosing the historical volatility of the Index.

Response:

We have quantified the risk by disclosing the historical volatility of the Index on a daily, monthly, rolling 3 month daily and annual basis and the meaning of those terms. See Risk Factor (11) on pages 17-18.

Speculative and Volatile Markets Combined With. . . page 14

25.	Please briefly describe how the fund utilizes leverage.

Ms. Karen J. Garnett

August 5, 2005

Response:

Neither the Company nor the Master Fund will employ leverage. We have deleted this risk factor.

If the Master Fund Fails to Satisfy the “Qualifying Income” Exception . .. page 16

26.	Please briefly describe the types of income that you expect to receive that would be “non-qualifying” income for purposes of the publicly traded partnership rules.

Response:

The Company does not expect to receive “non-qualifying” income. Accordingly, this risk factor has been deleted.

Possibility of Termination of the Fund Before Expiration of its Stated Term, page 17

27.	Please disclose the stated term of the Fund. We note that on page 1 you state that the Fund is perpetual.

Response:

We confirm that the Company and the Master Fund will have perpetual duration, subject to the termination provisions in the Trust Declarations, and we have made revisions to this risk factor in response to the foregoing comment. See page 21.

Investment Objective, page 18

28.	Please include a discussion about the correlation between the value of the index, the net asset value of shares in the fund, and the trading price of fund shares on the Amex. In connection with this discussion, please disclose the time of day that you will calculate net asset value of the fund. Please clarify whether the value of fund shares will be calculated and reported continuously throughout the trading day, comparable to the closing level calculations that the Index Sponsor will publish once every 15 seconds. If so, please explain in detail how the intraday calculations will be made. Finally, please address the expected impact of a gap between the time that you calculate net asset value and the close of trading on the Amex.

Ms. Karen J. Garnett

August 5, 2005

Response:

We have included a discussion about the correlation between the value of the Index, the Net Asset Value of Shares in the Fund, and the trading price of Fund shares on the Amex. We have disclosed that the final Net Asset Value of the Fund and the final Net Asset Value per Share will be calculated as of the closing time of the Amex or the last to close of the exchanges on which the Index Commodities are traded, whichever is later. Additionally, we have disclosed that the net asset value of the Fund and the net asset value per Share will be reported continuously, updated every 15 seconds, throughout the trading day and the method used to calculate these values. The revised disclosure also states that the time gap between the close of the Amex and the close of the exchanges on which the Index Commodities are traded will have no effect on the net asset value calculations. See pages 23-24.

Description of the Deutsche Bank Liquid Commodity Index -Excess Return

Index Composition, page 20

29.	Please tell us the circumstances that could result in the Index Sponsor being unable to calculate the closing prices of the Index Commodities. Provide clarifying disclosure as appropriate.

Response:

The Index Sponsor may be unable to calculate the closing prices of the Index Commodities upon the occurrence of either a force majeure type event or an event that would require the Index Sponsor to calculate the closing price in respect of an Index Commodity on an alternative basis. We have added clarifying disclosure under the subheading “Interruption of Index Calculation.” See page 26. In addition, we refer you to the detailed description of the Index attached as Exhibit B to Exhibit A-2 to the prospectus.

Publication of Closing Levels and Adjustments, page 21

30.	Please describe the data and assumptions that the Index Sponsor will use to calculate the closing level of the Index once every 15 seconds.

Response:

In order to calculate the indicative Index level, the Index Sponsor will poll Reuters every 15 seconds to determine the real time price of each underlying futures contract with respect to each Index Commodity comprising the Index. The Index Sponsor will then apply a set of rules to these values to create the indicative level of the Index. These rules are consistent with the rules which the Index Sponsor applies at the end of each trading day to calculate the closing level of the Index.

Ms. Karen J. Garnett

August 5, 2005

A similar polling process is applied to the U.S. Treasury bills to determine the indicative value of the U.S. Treasury bills held by the Company every 15 seconds throughout the trading day.

The indicative net asset value of the Company is calculated by adding the indicative U.S. Treasury bills level plus the indicative Index level which will then be applied to the last published net asset value of the Company, less accrued fees. The indicative net asset value of the Company will then be published to the consolidated tape every 15 seconds.

We have added disclosure of the foregoing. See pages 25-26.

31.	It appears that the Deutsche Bank website is password protected. Please tell us how investors will be able to access information about the closing level and adjustments made to the Index.

Response:

The correct address is https://gm-secure.db.com/CommoditiesIndices.

At the moment, the commodities portion of this website does not require a password, however, there are currently links on this page to unrelated non-commodity areas which do require a password. A new webpage will be created which includes the appropriate Index information including closing levels and adjustments to the Index (and such webpage will not include non-commodity links or functions which are now password protected). This new webpage currently is under development and will be complete before we request acceleration. We undertake to inform the staff upon the completion of this webpage in advance of submitting an acceleration request.

Historical Closing Levels, page 21

32.	Please tell us why you have used hypothetical closing levels rather than the actual closing levels reported by the Index since December 1, 1988. Tell us why you believe hypothetical information is appropriate disclosure for prospective investors in the fund. If you retain this information, please update the disclosure to include closing levels for 2005.

Response:

The Index was created in February 2003. Please note that the term “hypothetical” was used to refer to the portion of the Index prior to its inception in February 2003, in accordance with applicable rules of the CFTC. Only actual historical trading data was used to calculate the closing levels with respect to the

Ms. Karen J. Garnett

August 5, 2005

underlying contracts of each of the Index Commodities of the Index during the period disclosed. We have retained the hypothetical performance legends to comply with applicable rules of the CFTC.

We have revised the disclosure accordingly and included closing levels for 2005. See pages 26-28.

33.	Please expand your disclosure to identify the actual sources of the data you used to calculate the hypothetical closing levels. To the extent you obtained data from Deutsche Bank, please explain why Deutsche Bank cannot verify the information.

Response:

The actual sources of the historic data originated from the exchanges where each underlying futures contract with respect to each Index Commodity was listed. The sources for the data were Logical Information Machines (http://www.lim.com), Bloomberg, and Reuters. Data was not obtained from Deutsche Bank. We have expanded our disclosure as requested in response to the foregoing comment. See page 26.

34.	Please disclose the material assumptions that were used to calculate the hypothetical closing levels.

Response:

Please see our response to Comment No. 32 above.

35.	Please tell us why you have repeated the first two paragraphs of the cautionary language before and after the table. Otherwise, please remove the repetitive disclosure.

Response:

We have removed the repetitive disclosure. See page 26.

Organization and Offering Expenses, page 29

36.	Please disclose an estimate of the organization and offering expenses. Provide similar disclosure in the prospectus summary.

Ms. Karen J. Garnett

August 5, 2005

Response:

The Managing Owner currently estimates that the aggregate amount of the organization and offering expenses will be approximately $1 million. We have made revisions in response to the foregoing comment in both the “Charges” and “Summary” sections of the document. See pages 9 and 34.

Creation and redemption of Shares, page 31

37.	Please revise to clarify that Authorized Participants will not know the actual net asset value per share for purchases or redemption of shares, since the price per share will be calculated after the time that the order is placed. Also, please clarify whether orders for purchase or redemption may be withdrawn or revoked and, if so, the conditions for doing so.

Response:

We have revised the document to disclose that purchase and redemption orders are irrevocable. While Authorized Participants will not know the Purchase Order Deposit Amount at the time they submit an irrevocable purchase order, they will know the prior day’s net asset value per Share and the indicative net asset value per Share as of the order cut-off time. The Managing Owner will provide the Purchase Order Deposit Amount after net asset value has been calculated for the Purchase Order Date. Because the purchase price may be delivered any time prior to noon on the business day following the purchase order date, there is ample time for an authorized participant to convey the purchase price to the Company. See page 36.

Creation Procedures. page 32

38.	We note that purchase orders must be placed by 10:00 am and that the purchase price during the continuous offering period will be based on net asset value at the close of markets on the purchase order date. Please revise to clarify the type and amount of deposit that must be included with a purchase order. Discuss how and when the Authorized Participant will be obligated to pay the balance of the purchase price.

Response:

No deposit will be required to be included with a purchase order. If the Purchase Order Deposit Amount with respect to any particular purchase order is not received prior to the time the Creation Basket(s) corresponding to such purchase order are scheduled to be issued and delivered, the issue and delivery of such Creation Basket(s) will not be consummated.

Ms. Karen J. Garnett

August 5, 2005

Conflicts of Interest

The Managing Owner, page 34

39.	Please revise to clarify why the Managing Owner cannot devote all of its time or resources to management of the Fund and the Master Fund.

Response:

We have revised to clarify why the Managing Owner cannot devote all of its time or resources to management of the Fund and the Master Fund. We note that disclosure of this conflict is consistent with custom and practice among investment funds. See page 38.

Net Asset Value, page 40

40.	Please describe in more detail the impact on net asset value if a commodity futures contract could not be liquidated on a particular day. We note that the value would be calculated based on the settlement price on the first subsequent day on which the position could be liquidated; however, it is not clear how the total net asset value of the fund would be affected by such a delay.

Response:

We have revised the net asset value disclosure with respect to positions that cannot be liquidated on a particular day to reflect that the most recently available value will be used in lieu of the first subsequently available value. As a result, the net asset value calculation will not be delayed due to illiquidity of an underlying futures contract. See page 45.

41.	Please revise to describe the circumstances under which the Managing Owner may exercise its discretion to value assets pursuant to other principles.

Response:

We have added a description of the circumstances under which the Managing Owner may exercise its discretion to value assets pursuant to other principles. See page 45.

Ms. Karen J. Garnett

August 5, 2005

Material U.S. Federal Income Tax Considerations

Status of the Fund, page 45

42.	Please revise the disclosure to explain the reasons why counsel is giving a qualified opinion. If doubt exists, counsel may also use the word “should” to make it clear that the opinion is subject to a degree of uncertainty. Provide risk factor disclosure that discusses the risk of this uncertainty to investors.

Response:

Counsel has removed the qualification from its opinion. See Exhibit 8.1.

Plan of Distribution, page 56

43.	Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

Response:

Deutsche Bank Securities, Inc. is the only Authorized Participant known to us currently. We undertake to identify all Authorized Participants known to us as of the time of the effectiveness of this registration statement that will participate in the initial offering.

44.	We note that the 3% selling commission charged to investors during the initial offering period and will be used to “compensate the Authorized Participants in connection with their selling efforts on behalf of the Fund during the initial offering period.” In addition we note that the Authorized Participants may break down the baskets to sell to their customers. Please revise the disclosure to state that Authorized Participants participating in the initial offerings are underwriters and that Authorized Participants that purchase baskets in order to distribute to their customers will also be underwriters.

Response:

We respectfully submit that the foregoing is adequately disclosed under the heading “Plan of Distribution – Possibility of Becoming a Statutory Underwriter” in a manner consistent with custom and practice in the industry in respect of investment products with similar distribution systems, including iShares Comex Gold Trust, streetTRACKS Gold Shares and Exchange-Traded Funds.

Ms. Karen J. Garnett

August 5, 2005

45.	Please discuss in more detail the distribution of shares by Authorized Participants to other investors. Disclose the method of distribution and the price at which those shares will be sold.

Response:

Authorized Participants will be required to comply with applicable law in connection with any sale of any Shares acquired by them from the Company. Authorized Participants are regulated as broker-dealers and are subject to all applicable regulations of the SEC and the NASD in connection with their activities as statutory underwriters for the Company. There is no agreement between the Company and the Authorized Participants regarding the terms on which an Authorized Participant may sell Shares or engage in a selling effort in respect of Shares. We respectfully submit that the substance of the disclosure contained in the registration statement as currently drafted is consistent with custom and practice in the industry in respect of offerings by investment products with similar distribution systems, including streetTRACKS Gold Shares, iShares Comex Gold Trust and Exchange-Traded Funds.

DB Commodity Index Tracking Fund

Report of Independent Registered Public Accounting Firm, page 60

46.	Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also revise the audit reports for DB Commodity Index Tracking Master Fund and DB Commodity Services LLC.

Response:

The independent auditor has revised the second paragraph of its audit reports on the DB Commodity Index Tracking Fund and the DB Commodity Index Tracking Master Fund to be consistent with the language included in Interpretation 18 to SAS 58. However, KPMG has indicated that based on discussions that took place at the June 2004 AICPA SEC Regulations Committee meeting, they believe their report on the financial statements of DB Commodity Services LLC should not reference the standards of the Public Company Accounting Oversight Board (United States). In addition, they believe this position is supported by the fact that DB Commodity Services LLC is neither an issuer nor co-issuer of the securities of the DB Commodity Index Tracking Fund.

DB Commodity Index Tracking Master Fund

Financial Statements and Notes

Note 4, Operating Expenses, Organizational and Offering Costs, pages 68-69

47.	We note that your organization and offering costs of $600,000 were paid by your parent, Deutsche Bank AG. Please revise your financial statements to reflect these organization and offering costs. Refer to SAB Topic 5T.

Response:

The financial statements of the Master Fund have been revised to reflect the organization costs.

Ms. Karen J. Garnett

August 5, 2005

Part II

Item 15. Recent Sales of Unregistered Securities

48.	Please disclose any recent sales, including the sale of units to Deutsche Bank.

Response:

We have disclosed recent sales, including the sale of units to Deutsche Bank. See page II-1.

Item 16. Exhibits and Financial Statement Schedules

49.	Please revise to include one list of exhibits and identify by footnote or otherwise any exhibits that were included in an earlier filing or that will be included in a future filing.

Response:

We have revised the exhibit index accordingly and we will identify by footnote any exhibits that will be either filed in the future or that were filed in the past, as applicable. See page II-2.

Exhibit 5.1

50.	Please have counsel revise paragraphs B(iv) and (v) on page 3 of the opinion to clarify that counsel has not assumed the authority, due authorization or execution of the Fund or the Master Fund.

Response:

Delaware counsel has revised paragraphs B(iv) and (v) on page 3 of the opinion to clarify that such counsel has not assumed the authority, due authorization or execution of the Fund or the Master Fund.

Ms. Karen J. Garnett

August 5, 2005

Exhibit 8.1

51.	Limiting the opinion to registrant is not appropriate because investors must be able to rely on the tax opinion filed with the registration statement. Please file a revised opinion that removes the limitation on reliance in the last paragraph.

Response:

We will file a revised opinion that removes the limitation on reliance in the last paragraph.

*            *            *

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458.

Very truly yours,

/S/ MICHAEL J. SCHMIDTBERGER
Michael J. Schmidtberger
Enclosure

cc:	Kevin Rich Gregory Collett